SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

82-2867

SANLUIS
CORPORACION

SEC MAIL PROCESSING
RECEIVED
OCT 29 2002
WASH. D.C. 155 SECTION

02055696

SUPPL

By FEDEX

October 28, 2002

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Third Fiscal Quarter 2002.

Please, confirm the reception of this information with Liliana Hernández to the e-mail address lhernan@sanluiscorp.com.mx or by telephone to the number (525) 55229-5817

If you have any question or comment, do not hesitate to contact me

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Best Regards

dlw 11/4

Liliana Hernández Bello
SANLUIS Corporación, S.A. de C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** Quarter: **3** Year: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**7,075,117**	**100**	**9,095,824**	**100**
2	**CURRENT ASSETS**	**1,379,346**	**19**	**1,686,897**	**19**
3	CASH AND SHORT-TERM INVESTMENTS	136,661	2	387,792	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	579,840	8	535,054	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	147,716	2	155,250	2
6	INVENTORIES	372,161	5	425,786	5
7	OTHER CURRENT ASSETS	142,968	2	183,015	2
8	**LONG-TERM**	**321,328**	**5**	**555,035**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	132,189	2	69,032	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	48,654	1	93,420	1
11	OTHER INVESTMENTS	140,485	2	392,583	4
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,952,375**	**56**	**5,945,505**	**65**
13	PROPERTY	1,117,832	16	1,568,213	17
14	MACHINERY AND INDUSTRIAL	3,978,701	56	4,609,646	51
15	OTHER EQUIPMENT	183,035	3	1,449,154	16
16	ACCUMULATED DEPRECIATION	1,497,560	21	2,468,447	27
17	CONSTRUCTION IN PROGRESS	170,367	2	786,939	9
18	**DEFERRED ASSETS (NET)**	**1,422,068**	**20**	**908,387**	**10**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,309,030**	**100**	**7,352,274**	**100**
21	**CURRENT LIABILITIES**	**913,695**	**17**	**3,373,808**	**46**
22	SUPPLIERS	486,749	9	768,386	10
23	BANK LOANS	87,686	2	1,794,166	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	4,667	0	11,325	0
26	OTHER CURRENT LIABILITIES	334,593	6	799,931	11
27	**LONG-TERM LIABILITIES**	**4,292,945**	**81**	**3,579,393**	**49**
28	BANK LOANS	4,278,194	81	3,559,572	48
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	14,751	0	19,821	0
31	**DEFERRED LOANS**	**0**	**0**	**354,054**	**5**
32	**OTHER LIABILITIES**	**102,390**	**2**	**45,019**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,766,087**	**100**	**1,743,550**	**100**
34	**MINORITY INTEREST**	**969,076**	**55**	**1,028,051**	**59**
35	**MAJORITY INTEREST**	**797,011**	**45**	**715,499**	**41**
36	**CONTRIBUTED CAPITAL**	**1,912,821**	**108**	**1,912,821**	**110**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	838,418	47	838,418	48
39	PREMIUM ON SALES OF SHARES	1,052,419	60	1,052,419	60
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,115,810)**	**(63)**	**(1,197,322)**	**(69)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,211,207	295	5,091,399	292
43	REPURCHASE FUND OF SHARES	484,459	27	484,459	28
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,953,679)	(394)	(6,660,238)	(382)
45	NET INCOME FOR THE YEAR	142,203	8	(112,942)	(6)

FILE No 82-2867

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 3 YEAR:2002
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**136,661**	**100**	**387,792**	**100**
46	CASH	84,348	62	262,160	68
47	SHORT-TERM INVESTMENTS	52,313	38	125,632	32
18	**DEFERRED ASSETS (NET)**	**1,422,068**	**100**	**908,387**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	339,147	24	378,813	42
49	GOODWILL	558,154	39	513,044	56
50	DEFERRED TAXES	494,737	35	0	0
51	OTHERS	30,030	2	16,530	2
21	**CURRENT LIABILITIES**	**913,695**	**100**	**3,373,808**	**100**
52	FOREING CURRENCY LIABILITIES	615,078	67	2,711,994	80
53	MEXICAN PESOS LIABILITIES	298,617	33	661,814	20
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**334,593**	**100**	**799,931**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,752	2	4,902	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	328,841	98	795,029	99
27	**LONG-TERM LIABILITIES**	**4,292,945**	**100**	**3,579,393**	**100**
59	FOREING CURRENCY LIABILITIES	4,292,945	100	3,579,393	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**14,751**	**100**	**19,821**	**100**
63	OTHER LOANS WITH COST	14,751	100	19,821	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**354,054**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	354,054	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**102,390**	**100**	**45,019**	**100**
68	RESERVES	102,390	100	45,019	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,953,679)**	**100**	**(6,660,238)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(108,732)	(2)	(108,732)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(6,844,947)	(98)	(6,551,506)	(98)

FILE No 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 3 YEAR: 2002
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	465,651	(1,686,911)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,760	21,290
74	EXECUTIVES (*)	16	23
75	EMPLOYERS (*)	1,042	1,494
76	WORKERS (*)	4,250	5,229
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,129,824**	**100**	**3,698,692**	**100**
2	COST OF SALES	2,381,658	76	2,807,415	76
3	**GROSS INCOME**	**748,166**	**24**	**891,277**	**24**
4	OPERATING	487,944	16	649,425	18
5	**OPERATING INCOME**	**260,222**	**8**	**241,852**	**7**
6	TOTAL FINANCING COST	509,575	16	225,407	6
7	**INCOME AFTER FINANCING COST**	**(249,353)**	**(8)**	**16,445**	**0**
8	OTHER FINANCIAL OPERATIONS	48,785	2	57,587	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(298,138)**	**(10)**	**(41,142)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	82,679	3	25,630	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(380,817)**	**(12)**	**(66,772)**	**(2)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(2,938)	0	(41,262)	(1)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(383,755)**	**(12)**	**(108,034)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(383,755)**	**(12)**	**(108,034)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(512,814)	(16)	31,683	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**129,059**	**4**	**(139,717)**	**(4)**
19	NET INCOME OF MINORITY INTEREST	(13,144)		(26,775)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**142,203**	**5**	**(112,942)**	**(3)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,129,824**	**100**	**3,698,692**	**100**
21	DOMESTIC	833,923	27	894,783	24
22	FOREIGN	2,295,901	73	2,803,909	76
23	TRANSLATED INTO DOLLARS (***)	324,634	10	369,601	10
6	**TOTAL FINANCING COST**	**509,575**	**100**	**225,407**	**100**
24	INTEREST PAID	178,223	35	429,810	191
25	EXCHANGE LOSSES	534,494	105	16,092	7
26	INTEREST EARNED	11,167	2	47,663	21
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(191,975)	(38)	(172,832)	(77)
8	**OTHER FINANCIAL OPERATIONS**	**48,785**	**100**	**57,587**	**100**
29	OTHER NET EXPENSES (INCOME) NET	48,785	100	57,587	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**82,679**	**100**	**25,630**	**100**
32	INCOME TAX	26,911	33	17,435	68
33	DEFERED INCOME TAX	50,397	61	(3,501)	(14)
34	WORKERS' PROFIT SHARING	3,570	4	14,330	56
35	DEFERED WORKERS' PROFIT SHARING	1,801	2	(2,634)	(10)

(***) THOUSANDS OF DOLLARS

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 3 YEAR 2002
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,205,490	3,836,683
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,342,274	5,063,342
39	OPERATION INCOME (**)	305,197	374,767
40	NET INCOME OF MAYORITY INTEREST(**)	368,547	(168,056)
41	NET CONSOLIDATED INCOME (**)	323,675	(172,869)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**129,059**	**(139,717)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,237,819	303,963
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,366,878**	**164,246**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(548,699)	228,842
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**818,179**	**393,088**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,382,358)	(38,831)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,382,358)**	**(38,831)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**526,627**	**(462,255)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(37,552)	(107,998)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	174,213	495,790
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	136,661	387,792

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,237,819**	**303,963**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	222,601	345,012
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	449,853	(73,996)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	565,365	32,947
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(548,699)**	**228,842**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(191,875)	6,715
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(78,775)	27,538
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(90,503)	(52,056)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(69,231)	91,771
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(118,315)	154,874
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,382,358)**	**(38,831)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	326,682	84,731
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(1,706,163)	(120,154)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(2,877)	(3,408)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**526,627**	**(462,255)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	566,076	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(130,251)	(437,752)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	113,167	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(22,365)	(24,503)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.12	%	(3.78)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	46.24	%	(23.49)	%
3	NET INCOME TO TOTAL ASSETS (**)	4.57	%	(1.90)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	148.75	%	(123.70)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.56	times
7	NET SALES TO FIXED ASSETS (**)	1.10	times	0.85	times
8	INVENTORIES ROTATION (**)	8.95	times	8.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.70	%	11.12	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	75.04	%	80.83	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	3.01	times	4.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	92.45	%	85.57	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	108.62	%	60.20	%
15	OPERATING INCOME TO INTEREST PAID	1.46	times	0.56	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.82	times	0.69	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.51	times	0.50	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.10	times	0.37	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.26	times	0.23	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.96	%	11.49	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	43.67	%	4.44	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.53)	%	6.19	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.59	times	0.91	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(24.73)	%	94.70	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.54	$ (0.67)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 2.00	$ (0.87)
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.81)	$ (0.55)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (2.53)	$ 0.32
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.50	$ 3.14
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.11 times	2.24 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.98 times	(11.02) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS REPORTADAS AL 30 DE SEPTIEMBRE DE 2002, SANLUIS INCORPORO LOS EFECTOS INTEGRALES DE LA REESTRUCTURA DE SU DEUDA (VER NOTA 7)

LAS CIFRAS AL 30 DE SEPTIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON RASSINI

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS
r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS
s03: En la información correspondiente al ejercicio que terminó el 30 de septiembre de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $68,307 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 30 de septiembre de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 30 de septiembre de 2002 y 2001, dicha reclasificación deberá ser considerada para efectos de análisis.
s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 30 de septiembre de 2002 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $222,601 EN 2002 Y $345,012 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

FILE No 82-2867

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SANLUIS Corporación S.A. de C.V.
Results for the 3rd. Quarter 2002
(Millions of US dollars)

MEXICO CITY - October 24th, 2002. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts, today reported results for the three months ended September 30th, 2002.

Operational Results (Excluding Mining Bussines and Hendrickson Bussines in this Annex)

Sales and EBITDA of SANLUIS in the third quarter were US $105.7 million and US $16.4 million, respectively. Compared with the same period last year this is 13.7% and 156.3% higher, respectively. The third quarter of last year was one of the most difficult periods in recent history with the troubles that the economy and the automotive industry in the US faced which severely depressed the results in that period.
During the first nine months of 2002 the respective sales and EBITDA figures were US $324.6 million and US $50.1 million, or a 9.6% and 27.2% improvement over the same period in 2001, respectively. The increased return is result of higher sales volumes, increased productivity and a better control of costs and expenses.
The suspension business recorded sales during the third quarter of US $76.4 million, which places it 6% higher than the same sales level than the the third quarter of last year. As for the first nine months of the year sales were US $244.0 million, which is equivalent to a 4.5% improvement compared to the same period in 2001.
The Brake business during the third quarter reached sales of US $29.3 million, an increase of 39.5% over the same period in 2001. On a nine-month accumulated basis, sales in the brakes business were US $80.6 million, up 28.5% compared to the same period in 2001.
The Brazilian leaf spring business sold in the third quarter US $8.9 million, while for the first nine months of the year they were US $30.3 million. For the same periods in 2001 the corresponding numbers were US $9.6 million and US $ 30.9 million respectively. (The Brazilian results are negatively affected when the local currency sales are translated into U.S. dollars due to the 44.3% devaluation that the Real suffered during the 12 month period up to the September closing.

The main factors driving the improvement in results in the third quarter 2002 are:
§ Higher auto parts sales as production by our main customers increased in the U.S. market once the high inventory levels of last year were normalized.
§ Higher utilization levels at the plants;
§ Reduced fixed costs thanks to strict cost controls
§ Favorable exchange rate trends.

Restructuring

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

· On October 1st, was officially launched the international tender offer to restructure SANLUIS Corporacion S.A. de C.V.'s debt and its investors choose the option of their preference. The choices offered are (i) debt for cash exchange and (ii) debt for debt exchange. The terms and conditions of both options were already publicly announced and are mentioned once more in the note 7 of financial statements. Deadline for the selection of either offer is November 8th, 2002.

Capital Expenditures

Capital expenditures in the third quarter were US $6.6 million, and in the first nine months were US $13.7 million. The largest investments were made in the Brakes business in order to increase machining capacity to meet additional demand from our customers. The corresponding figures for the previous year were US $8.1 million and US $30.5 million respectively.

Hendrickson Rassini

· During the quarter was formalized the sale of SANLUIS' share in the "Hendrickson Rassini" joint venture(which focused on the production of suspensions for heavy trucks) in view that it was not considered part of the company's strategy.During 2001 the sales level of this business were US $38.7 million.

SANLUIS

SANLUIS produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums and rotors.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. The division's solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Nummi, Volkswagen, and Toyota.
In the Brake business, SANLUIS Rassini has an 11% market share in the U.S. and Canada in the disc and drum segment of the light vehicles.

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
NOTE 1 - COMPANY OPERATIONS:

a. Corporate structure

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in auto parts bussines Company sales are basically denominated in US$ dollars.

Autoparts division:

SANLUIS has a wholly-owned subsidiary named SANLUIS Rassini Autopartes, S. A. de
C. V. (Rassini Autopartes).

These companies are focused on supplying Original Equipment Manufacturers (OEMs).

b. Business conditions

Consistent with the company's strategy to become a leading supplier in the markets it serves, significant indebtedness was incurred over the last six years to finance capital improvements for the purpose of expanding the production capacity of the Suspension and Brake groups.

In 2001, numerous factors worked against the company's ability to continue to refinance its operations, including the following:

- Slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers.
- Increased costs in US$ dollar terms as a result of the fact that the peso appreciated against the US$ dollar.
- Unfavorable market conditions, resulting in the inability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002.

The foregoing, had a material adverse effect on the company's liquidity and ability to service its debts. As a result, SANLUIS ceased making principal payments on its Euro Commercial Paper program and was unable to make the scheduled interest payments due on its Eurobonds. In addition the Brake and Suspension groups had failed to comply with certain ratios contained in various loan agreements.

As explained in more detail in Note 4, since September 2001 the company began negotiations with its creditors, and completed the restructuring of the debt of the Brake group in December 2001 and signed an agreement in principle with the Suspension group creditors in March 2002. Based on this, the company has begun negotiations for SANLUIS' debt restructuring. (see note 7)

The company formulated a restructuring plan, which included the implementation of cost-cutting measures that will be achieved in 2002 and the sale of

FILE No. 82-2867

non-strategic assets.

c. Sale of shares of subsidiaries and affiliates

i. Quiriego Compañía Minera, S. A. de C. V. (Quiriego)

The SANLUIS investment in the Teck shares (Options), whose market value as of September 30, 2001 amounted to Ps47,116, was accounted for as an investment in marketable securities in long term.

ii. SANLUIS Developments, LLC (SANLUIS Developments)

Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, Rassini Autopartes maintains control of SANLUIS Developments by holding 51% of the voting shares.

iii. Brembo Rassini

On December 17, 2001, JP Morgan Chase Bank (formerly Chase Manhattan Bank), acting as representative of the banks involved in the Secured Export Loan (SEL) mentioned in Note 4, approved the sale of the company's 25% equity interest in Brembo Rassini.

On February 6, 2002, Rassini Autopartes entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,476, net of expenses. The net proceeds were applied to repay past-due trade payables of Rassini in favor of Brembo Rassini.

iv. Sale of Mining Division

On june 19, 2002 SANLUIS informs that the sale of its Mining Division, headed by Minas Luismin, S.A. de C.V., to the Canadian company Wheaton River Minerals sale was timely approved by the company's Administration Board and Executive Committee. This is in line with SANLUIS Corporación's strategy of focusing on its auto-parts business. The agreed price to complete Luismin sale went up to US$ 90 million dollars, which comprises US$ 75 million dollars in cash and US$ 15 million dollars as Wheaton River Minerals' common stocks, some of which are subject to a bonus and to a two-year withholding time.

v. Sales of Hendrickson Rassini participation

The sale of the stock-share that SANLUIS Rassini Autopartes had with the company Hendrickson-Rassini, was completed. The sale was made to Hendrickson International that, as on that date, acted like a partner.

The option to sell our stock-share was based on the strategic decision to concentrate our investments on those businesses where we had an effective control of all their stages, including the market, and not like it was the case with Hendrickson-Rassini that worked as a production plant whose commercialization was made by Hendrickson International. Likewise, that plant

did not relate to our main business; this is, the Automotive Suspensions market for light vehicles.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI) is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

g. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

h. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between the book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards.

i. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

j. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.

In order to consolidate the Brazilian subsidiaries, the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At September 30, 2002 and 2001, the effects of translating the Brazilian subsidiaries were not material.

k. Derivative financial instruments

In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities, and measured at fair value.

The company has entered into interest rate swap contracts to protect itself from changes in interest rates, mainly LIBOR. These transactions are intended to convert some variable interest rates to fixed interest rates.

Since most of the company's income is denominated in US dollars and a significant portion of its operating expenses is denominated in Mexican pesos, the company has also entered into derivative financial instruments to hedge its costs and expenses in pesos.

The company enters into these financial instruments for hedging purposes. Counterparties to its derivative transactions are normally major financial institutions.

l. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends.

m. Comprehensive income

In 2001, Statement B-4 "Comprehensive Income" went into effect. This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under

this statement, comprehensive income means the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements.

n. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

o. Review of the book value of long-lived assets

The company estimates the recoverable value of property, machinery and equipment to be the estimated discounted future net cash flows from the subsidiaries in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized.

NOTE 3 - FOREIGN CURRENCY POSITION:

At September 30, 2002, the exchange rate was Ps10.2425 to the US dollar

NOTE 4 - SHORT-TERM AND LONG-TERM DEBT AND SUBSEQUENT EVENTS:

Short-term and long-term debt are analyzed as shown below:

Eurobonds

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008 with a Put Option for the bondholders on March 18, 2003, and interest payable semiannually. The indenture governing the Eurobonds limits the payment of dividends and the disposal of assets and includes certain other restrictions and limitations with respect to additional indebtedness. Certain covenants are effective if the company exceeds a specific amount of indebtedness.

As mentioned in Note 1b., on September 18, 2001 and on March 18, 2002, SANLUIS defaulted on interest payments, as a result, the Trustee demanded payment of the entire amount of principal and interest from SANLUIS. Since December 2001 are recorded in short term.

SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group. (see note 7)

Secured Export Loan (SEL)

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it entered into a five-year US$175 million Secured Export Loan Agreement. The principal amount of the loan will be repaid in forty-eight monthly

installments commencing in the thirteen month following July 2001. During the grace period, interest was payable quarterly and was paid on a monthly basis together with each payment of the principal amount. The interest rate is determined on the basis of LIBOR plus an applicable margin, depending on the company's leverage ratio.

The credit agreement imposes certain operating restrictions and financial covenants on the company, Rassini and Rassini Autopartes, which affect, and in many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur indebtedness, to create liens and to carry out certain asset sales.

As of March 31, 2001, the company was not in compliance with the ratios of "Consolidated Total Debt to Consolidated EBITDA" and "Interest Coverage" specified in the credit agreement. On May 24, 2001, the company and the banks agreed to amend the credit agreement and waive the covenant violations in exchange for: a) a limit on the company's capital expenditures for each of the following five years beginning in 2001, and b) a prohibition for SANLUIS and Rassini Autopartes and its subsidiaries to enter into any transaction involving the payment of money to SANLUIS and brake subsidiary.

As a result of the events mentioned in Note 1b., the company was not in compliance with the amended ratios as of September 30, 2001 and negotiated with the banks to defer the next four principal payments due under the SEL.

On October 17, 2001, the company and the banks entered into a short-term "Standstill and

Waiver Agreement" (Standstill) pursuant to which the banks agreed to waive certain defaults and not to execute any legal action during the Standstill term.

On March 17, 2002 the banks involved in the SEL and other creditors of the Suspension group in Mexico signed an agreement in principle pursuant to which all the banks accepted:

a. Negotiation of a debt-restructuring package including the loans in which Rassini and the Suspension subsidiaries in Mexico were the primary obligors, and the loans of SANLUIS and Rassini Autopartes guaranteed by Rassini and Rassini Autopartes.

b. Total debt of the Suspension Group at December 31, 2001 amounted to US$ 238.5 million. This debt was broken down into a Tranche A, amounting to US$176.6 million; Tranche B, amounting to US$57.5 million. The terms and maturity of credits from BBVA Bancomer and the Mexican Federal Government amounting to US$2.0 million and US$2.4 million, were not modified.

c. 63% of Tranche A will be repaid on an increasing installment basis after a two-year principal grace period. The remaining 37% will be due in a single payment on December 31, 2008. This tranche is guaranteed by all wholly-owned subsidiaries of the Suspension and Brake groups, and by all of the tangible and intangible assets of those subsidiaries. Tranche B will be due in a single payment on December 31, 2008.

FILE No. 82-2867

d. Total debt will be subject to interest payable quarterly at the "Eurodollar Rate" plus 3.50%.

e. This agreement will be effective after a six-month period beginning on March 17, 2002, that may be extended for six more months. During this period the company must restructure SANLUIS' debt.

At September 30, 2002 the SEL and other restructured loans are classified in the long-term, in accordance with Circular 46 "Short-term liabilities refinanced to long-term after the date of the financial statements".

Euro Commercial Paper

At the date of the financial statements, US$77.5 million had been drawn down and was overdue.
SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group. (see note 7)

JP Morgan Chase Bank (Chase)

Between 1998 and 2000 SANLUIS entered into certain derivative transactions with Chase, which included interest rate swaps, dollar-peso swaps and equity swaps, of which the original maturities were mainly between June 2003 and July 2004. On October 4, 2001, as a result of the company's default on the repayment of principal and interest required by the Euro Commercial Paper and the Eurobonds ("cross default"), Chase demanded payment from SANLUIS and Rassini Autopartes. Pursuant to an agreement dated October 18, 2001, SANLUIS, Rassini Autopartes and Chase agreed an aggregate amount of US$46.5 million payable by SANLUIS in respect of the termination of the foregoing transactions, net of collateral amounting to US$12.5 million. Of the total effect of this transaction US$41 million was recorded as a charge to stockholders' equity. The remaining US$18 million was recorded as part of the comprehensive financing cost. This debt was included as part of the debt restructuring package of the Suspension group and will be paid in December 2008. During this term this debt will be subject to an interest rate equal to the Eurodollar Rate plus 3.5%.

Syndicated loan of Fundimak, S. A. de C. V. (Fundimak)

On October 20, 2000, Fundimak (a subsidiary of SANLUIS Developments) received a loan of US$40 million. The proceeds were applied during 2001 to finance the expansion of the plants of the Brake group. The principal amount of the loan will be repaid in forty-two monthly.

As of September 30, 2001, the company was not in compliance with the "Total Debt Service Coverage Ratio", the "Debt Service Coverage Ratio" or the "Interest Coverage Ratio" specified in the loan agreement. On December 21, 2001, the company and the banks agreed to amend the loan agreement and waive the covenant violations as of September 30, and December 31, 2001 and for the year 2002 in exchange for: a) a prepayment amounting to US$2 million applied to the last two installments; b) an increase in the margin used to determine the interest rate during 2002; and c) a limit on the company's capital expenditures of US$6 million for the year 2002. In addition, Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries

of Fundimak, guaranteed the obligations under the credit agreement with a mortgage on the building, constructions and machinery of the new plant of the Brake group for US$15.8 million.

NOTE 5 - STOCKHOLDERS' EQUITY:
d. Derivative financial instruments

In July 1998, SANLUIS entered into a derivative operation with Credit Suisse First Boston NY (CSFB) under which CSFB swapped the future appreciation of SANLUIS CPO's for floating interest payments (LIBOR plus 1.2 points). On July 24, 2001 and on January 24, 2002, SANLUIS defaulted on interest payments and on February 12, 2002, CSFB demanded payment from the company of all the obligations under this transaction. The termination value of the swap has not been guaranteed by any SANLUIS subsidiary.

At September 30, 2001 the company had recorded a provision amounting to Ps59,556. (see note 7)

NOTE 6 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: (i) the immediate tax deduction of fixed assets, inventory purchases and exploration expenses; (ii) the gain on monetary position; and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

FILE No. 82-2867

NOTE 7 - DEBT RESTRUCTURING OF SANLUIS Corporación S.A. de C.V. (SLC)

SANLUIS Corporacion S.A., de C.V. (SLC) has reached agreements in principle to restructure its liabilities with committees representing, separately, its direct and indirect creditors.

With respect to SLC's direct debt, the restructuring agreement is to be implemented through a cash tender offer to buy back debt at a discount and a debt exchange offer whereby existing debt will be exchanged for new debt. When the cash tender offer and debt exchange offer are completed, the restructuring of the debt tendered in the offers will be effective as of June 30, 2002. The tender and exchange offers have been made in the U.S. only to eligible qualified institutional buyers and accredited investors and outside the U.S. to non-U.S. persons.

In March 2002 SLC reached an agreement in principle with its indirect

creditors, which are financial institutions with direct loans to certain SLC subsidiaries, on restructuring those obligations. The committee representing these indirect lenders has indicated its support for the agreement in principle reached with the direct SLC creditors' committee, subject to certain customary terms and conditions.

SANLUIS on October 1st, 2002 commenced simultaneous offers to purchase for cash and to exchange for debt of a newly formed subsidiary substantially all of SANLUIS's outstanding indebtedness. The cash tender offer and the exchange offer are open to all eligible holders of SANLUIS's 8.875% Notes due 2008, certain Euro Commercial Paper notes of SANLUIS and certain other financial indebtedness, all in an aggregate principal amount of approximately US$291.3 million. Eligible holders may tender debt into either the cash tender offer or the exchange offer, which SANLUIS is making on the following terms:

Ÿ For each US$1,000 principal amount of SANLUIS debt tendered in the cash tender offer and accepted, the holders thereof will receive a cash payment of US$350; or

Ÿ For each US$1,000 principal amount of SANLUIS debt tendered in the exchange offer and accepted, the holders thereof will receive:

§ US$384.15 in principal amount of newly issued 8% Senior Notes due June 30, 2010, of Sanluis Co-Inter, S.A., or SISA, a wholly owned subsidiary of SANLUIS to be formed that will indirectly own all of SANLUIS's operating companies through its wholly owned subsidiary SANLUIS Rassini Autopartes, S.A. de C.V., and

§ US$615.85 in principal amount of newly issued 7% Mandatorily Convertible Debentures due June 30, 2011, of SISA.

SANLUIS will accept from holders of its existing indebtedness a maximum of US$128.6 million in aggregate principal amount of debt in the cash tender offer, and approximately US$162.7 million in aggregate principal amount of debt in the exchange offer. The offers are scheduled to expire at 11:59 p.m., New York City time, on November 8, 2002.

SISA will pay up to US$5 million in cash interest per year on the 8% Senior Notes to the extent that it has cash available to make the payment. Otherwise, this interest, and any interest over $5 million due in any year, will be capitalized. Interest will accrue from July 1, 2002. Principal on these new Notes, which will also carry a subordinated guarantee from SANLUIS Rassini Autopartes and its subsidiaries, will be due in full upon maturity.

The 7% Mandatorily Convertible Debentures will, if not repaid in full upon maturity, be convertible into a new class of shares of SISA that will carry voting rights and a liquidation preference in the amount of the accrued and unpaid amount of principal of and interest on the convertible debentures, plus 7% per annum from the date of conversion. The convertible debentures may also be converted by holders upon the occurrence of certain other events. Interest on the convertible debentures will be paid-in-kind and capitalized.

Concurrently with the cash tender offer and exchange offer, SANLUIS is soliciting consents from holders of 8.875% Notes due 2008 of SANLUIS to effect certain amendments to and waive certain existing defaults under the indenture governing these notes. Holders of the 8.875% Notes wishing to tender into either the cash tender offer or the exchange offer must as a condition to acceptance of their tender grant these consents.

The completion of the cash tender and exchange offer will be subject to various customary conditions that must be met or waived by SANLUIS, including but not limited to participation by holders of minimum amounts of SANLUIS debt both in the cash tender offer and exchange offer together and in the cash

tender offer separately.
If the minimum participation condition for the cash tender offer is not initially met, a portion of the SANLUIS debt tendered in the exchange offer may be reallocated into the cash tender offer, up to the amount by which initial tenders in the cash tender offer fall short of $128.6 million. In this case, SANLUIS debt will be reallocated pro rata from each holder tendering into the exchange offer that has not refused such reallocation.
If SANLUIS debt in excess of US$128.6 million is tendered in the cash tender offer, SANLUIS may decline SANLUIS debt tendered in excess of this amount pro rata from each tendering holder. In this case, any such SANLUIS debt that has been tendered in the cash tender offer and declined may be reallocated into the exchange offer from each holder that has not refused such reallocation.
The completion of the cash tender and exchange offer is subject to the registration of SISA's new 8% Senior Notes due 2010 and new 7% Mandatorily Convertible Debentures due 2011 with the National Securities Registry (Registro Nacional de Valores), Special Section, of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV). Participation in the debt exchange offer is restricted in the United States to qualified institutional buyers and institutional accredited investors, and outside the United States to non-U.S. persons.
Neither the 8% Senior Notes nor the 7% Mandatorily Convertible Debentures of SISA will be registered under the United States Securities Act of 1933, as amended, and they may not be offered or sold in the United States absent an applicable exemption from the registration requirements of the Securities Act.

SLC is therefore providing information to facilitate the analysis and interpretation of the financial situation of the company as of this date. The financial statements dated September 30, 2002, as presented, reflect the results of SLC's restructuring agreements as if the cash tender offer and exchange offer were completed and accepted in full by SLC's direct creditors, although the final restructuring and its actual effect on SLC's financial results will depend on the actual acceptance by SLC's direct creditors of the cash tender offer and exchange offer described above. This restructuring will not be effective unless and until the tender and exchange offers have been successfully completed, which completion SLC expects to occur prior to December 31, 2002. The actual results of the restructuring will only be known upon the completion of the tender and exchange offers.

Considering that (i) the restructuring agreed to with the committees of SLC's creditors will not be effective unless the offerings to the debt holders are successfully completed, (ii) this effectiveness is therefore in no way guaranteed, and (iii) even if completed, the restructuring may effectively restructure substantially less SLC debt than the amount assumed to be restructured through the tender and exchange offers in the financial statements presented, included herewith is a presentation of SLC's financial statements as of September 30, 2002 assuming that the restructuring of SLC's direct debt through the tender and exchange offers is not completed.

Effects on the Balance Sheet:
1.- Reduction in cash $ 460,913 (S-3)
2.- Reduction in short term bank credits $ 2,983,784 (S-23), since short term debt was converted into long term debt.
3.- Increase in long term credits $ 1,666,891 (S-28). Formed by $ 2,983,784

less the debt reduction with the prepayment $ 1,316,893
4.- Cancellation of interest provision last and this year $401,404 and provision for interest of new debt $30,771, net effect in provisions $ 370,633 (S-26)
5.- Reduction in deferred taxes $ 129,722 (S-18)
6.- Increrase inmajority capital $ 1,096,894 (S-35)

Effect on Income Statement

1.- Recognition of debt reduction as income due to the debt repurchase in the extraordinary income row $ 870,617 (R-16)
2.- Cancellation of last year's interest in extraordinary items $ 144,645 (R-16)
3.- Cancellation of this year's interest in financial expenses $ 229,790 and registering interest of new debt $31,297, net effect in results $198,493 (R-06)
4.- Expense in results with deferred taxes $ 131,940 (R-10)
5.- Foreign exchange fluctuation cancellation caused by interest payment $33,833 (R-06).

BALANCE	Effects W/o/restructure	W/restructure
S-03 Cash & eq.	597,574	136,661
S-18 Deferred net assets	624,459	494,737
S-01 Total Assets	7,665,750	7,075,117
S-23 S.T. bank loans	3,071,470	87,686
S-26 Other current liabilities	705,226	334,593
S-28 Deferred L.T. bank loans	2,611,303	4,278,194
S-20 Total Liabilities	6,996,556	5,309,030
S-33 CAPITAL	669,194	1,766,087
S-35 Majority Capital	(299,882)	797,011

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,154,494,867	99.99	1,227,398	244,903
2 SANLUIS RASSINI AUTOPARTES, S.A. DE C.V.	TENEDORA	1,332,365,570	99.99	1,256,002	1,839,515
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	429,251,652	99.99	752,596	660,598
TOTAL INVESTMENT IN SUBSIDIARIES				**3,235,996**	**2,745,016**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	48,654
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**48,654**
OTHER PERMANENT INVESTMENTS					**140,485**
T O T A L					**2,934,155**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	482,308	50,641	431,667	496,212	103,268	824,611
MACHINERY	2,281,676	558,891	1,722,785	1,697,025	651,132	2,768,678
TRANSPORT EQUIPMENT	11,232	5,224	6,008	4,598	7,429	3,177
OFFICE EQUIPMENT	24,252	11,465	12,787	21,635	15,648	18,774
COMPUTER EQUIPMENT	100,438	55,785	44,653	20,880	38,077	27,456
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,899,906**	**682,006**	**2,217,900**	**2,240,350**	**815,554**	**3,642,696**
NOT DEPRECIATION ASSETS						
GROUNDS	64,198	0	64,198	75,114	0	139,312
CONSTRUCTIONS IN PROCESS	168,315	0	168,315	2,052	0	170,367
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**232,513**	**0**	**232,513**	**77,166**	**0**	**309,679**
TOTAL	**3,132,419**	**682,006**	**2,450,413**	**2,317,516**	**815,554**	**3,952,375**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
Banco de Venezuela	31/12/2008	7.41	0	0	0	0	0	0	0	0	0	0	0	0	0	51,213
HSBC Bank plc.	18/10/2002	6.28	0	0	0	0	0	0	0	0	0	0	0	13,906	17,382	122,349
RZB Finance	30/12/2005	6.81	0	0	0	0	0	0	0	0	0	0	0	4,635	5,795	40,783
OTHER FINANCIAL ENTITIES																
Emision Obligaciones Convert	30/06/2011	7.00	0	0	0	0	0	0	0	0	0	0	0	0	0	1,023,226
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	33,725	42,156	296,712
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	13,412	16,764	117,997
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	43,919	54,899	386,411
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	16,964	21,205	149,248
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	20,357	25,445	179,098
The Chase Manhattan Bank N.A	25/05/2005	5.31	0	0	0	0	0	0	0	0	0	0	0	16,964	21,205	149,248
Emision Obligaciones Notas	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	643,661
Scotia Bank Inverlat	25/09/2005	5.56	0	0	20,485	61,455	126,324	143,395	3,413	0	0	0	0	0	0	0
The Chase Manhattan Bank N.A	31/12/2008	3.82	0	0	0	0	0	0	0	0	0	0	0	0	0	476,020
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	0	4,097	0	0	0	0
Banco Safra	23/12/2002	24.35	0	0	0	0	0	0	0	0	1,580	69	105	122	136	0
TOTAL BANKS			**0**	**0**	**20,485**	**61,455**	**126,324**	**143,395**	**3,413**	**0**	**1,580**	**4,166**	**105**	**164,004**	**204,987**	**3,635,966**

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
NICHIMEN			0	0	0	0	0	0	0	0	112,019	0	0	0	0	0
MITSUBISHI CORPO			0	0	0	0	0	0	0	0	50,542	0	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	34,511	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	21,454	0	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	21,436	0	0	0	0	0
MONROE MEXICO, S.A. C.V.			0	0	16,375	0	0	0	0	0	0	0	0	0	0	0
ATLAX, S.A. C.V.			0	0	15,835	0	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			10,054	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS FORTUNA, S.A. C.V.			8,965	0	0	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	7,086	0	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	5,533	0	0	0	0	0
MATERIALS PROCESSING INC.			0	0	0	0	0	0	0	0	5,511	0	0	0	0	0
VOLCLAY DE MEXICO, S.A.			0	0	4,475	0	0	0	0	0	0	0	0	0	0	0
TUPY FUNDICOES LTD			0	0	0	0	0	0	0	0	4,363	0	0	0	0	0
GERDAU, S.A.			0	0	0	0	0	0	0	0	3,697	0	0	0	0	0
GENERAL FASTERNERS COMPANY			0	0	0	0	0	0	0	0	3,265	0	0	0	0	0
ALLEGHENY COATINGS			0	0	0	0	0	0	0	0	3,216	0	0	0	0	0
INDUSTRIA AUXILIAR DE LA FUN			0	0	2,761	0	0	0	0	0	0	0	0	0	0	0
MASIDE, S.A. C.V.			2,725	0	0	0	0	0	0	0	0	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			2,591	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			79,567	0	25,462	0	0	0	0	0	45,306	0	0	0	0	0
TOTAL SUPPLIERS			103,902	0	71,994	0	0	0	0	0	310,853	0	0	0	0	0
OTROS PASIVOS			190,048	0	2,877	141,668	5,830	4,446	2,984	1,491	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			190,048	0	2,877	141,668	5,830	4,446	2,984	1,491	0	0	0	0	0	0

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			293,950	0	95,356	203,123	132,154	147,841	6,397	1,491	312,433	4,166	105	164,004	204,987	3,635,966

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.2425 PESOS POR DÓLAR AMERICANO

El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 30 de septiembre de 2002 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

LAS CIFRAS REPORTADAS AL 30 DE SEPTIEMBRE DE 2002, SANLUIS INCORPORO LOS EFECTOS DE LA REESTRUCTURA DE SU DEUDA (VER NOTA 7)

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	203,215	1,926,266	0	0	1,926,266
OTHER	425	3,872	0	0	3,872
TOTAL	**203,640**	**1,930,138**			**1,930,138**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	117,289	1,106,157	0	0	1,106,157
INVESTMENTS	0	0	0	0	0
OTHER	73,767	708,817	0	0	708,817
TOTAL	**191,056**	**1,814,974**			**1,814,974**
NET BALANCE	**12,584**	**115,164**			**115,164**
FOREING MONETARY POSITION					
TOTAL ASSETS	**77,748**	**796,336**	**3,783**	**38,745**	**835,081**
LIABILITIES POSITION	**471,891**	**4,833,338**	**7,292**	**74,685**	**4,908,023**
SHORT TERM LIABILITIES POSITION	52,760	540,393	7,292	74,685	615,078
LONG TERM LIABILITIES POSITION	419,131	4,292,945	0	0	4,292,945
NET BALANCE	**(394,143)**	**(4,037,002)**	**(3,509)**	**(35,940)**	**(4,072,942)**

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.2425 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,731,224	7,277,131	5,545,907	0.92	51,022
FEBRUARY	1,849,981	6,661,135	4,811,154	(0.06)	(2,887)
MARCH	1,648,084	7,311,203	5,663,119	0.51	28,882
APRIL	1,847,271	6,341,762	4,494,491	0.54	24,270
MAY	1,386,138	6,490,663	5,104,525	0.20	10,209
JUNE	1,467,594	6,736,438	5,268,843	0.48	25,290
JULY	2,307,340	6,371,599	4,064,259	0.28	11,380
AUGUST	2,204,594	6,137,735	3,933,141	0.38	14,946
SEPTEMBER	2,144,530	6,088,440	3,943,910	0.65	25,635
ACTUALIZATION:	0	0	0	0.00	3,228
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**191,975**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,450	89
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	72
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	50
RASSINI	FABRICACION Y VENTA DE BARRAS DE TORSION	2,125	78
TORSION BARS (1)	FABRICACION Y VENTA DE MUELLES	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE DISCOS, TAMBORES Y ROTORES	3,400	80
RASSINI	FABRICACION Y VENTA DE BUJES	0	0
FRENOS (1)	FABRICACION Y VENTA DE MUELLES	7,600	90
BYPASA (1)	FABRICACION Y VENTA DE RESORTES	35,000	73
MUELLES BRASIL (2)		44,000	89
RESORTES BRASIL (1)		2,600	78

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN	DOM. SUBST.	COST PRODUCTION (%)
		SOLERA	MC STEEL TRADE CENTER		64.20
		SOLERA	DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC. TOYOTA TSUSHO AMERICA INC.		83.16
SOLERA	VILLARES (BRASIL) GERDAU (BRASIL)				58.70
		BARRA REDONDA	STELCO INC.		63.81
		BARRA P/FABRIC. DE BARRAS DE TORSION	JACKSON TUBE STELCO		59.28
CHATARRA DE 1a. AUTOMOTRIZ			MATERIALS PROCESSING INC. DISTRIBUIDIRA DE ALEACIONES		30.44
	VOLCLAY DE MEXICO SA DE CV				

NOTES

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DIVISION AUTOPARTES							
MUELLES AUTOMOT.							
(PZAS) XALOSTOC	44,287	447,011	14,795	184,309		RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.	1,564,582	395,880	25,714	3,224		RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON						RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES	2,541,582	607,094				RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE TORSION PIEDRAS N.	1,529,006	120,577	561,227	32,469		RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES HELICOIDALES	2,531,113	113,744	1,066,454	47,106		RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS TAMBORES, ROTORES	5,754,408	608,651	3,081,487	295,605		RASSINI	ARMADORAS AUTOMOT
RASSINI FRENOS							
(TONS) BRASIL	31,227	266,267	25,881	271,210		RNA	
TOTAL		2,559,224		833,923			

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DIVISION AUTOPARTES							
MUELLES AUTOMOT.							
(PZAS) XALOSTOC			29,428	379,015	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) PIEDRAS NEG.			2,631,639	728,997	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMOT
(PZAS) HENDRICKSON					E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) SUSPENSIONES			2,533,694	497,617	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) BARRAS DE							
TORSION PIEDRAS N.			960,777	102,946	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) RESORTES							
HELICOIDALES			1,431,452	84,980	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(PZAS) DISCOS,							
TAMBORES, ROTORES							
RASSINI FRENOS			2,672,921	481,095	E.U.A.	RASSINI	ARMADORAS AUTOMOT
(TONS) BRASIL			1,879	21,251		RNA	ARMADORAS AUTOMOT
TOTAL				2,295,901			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

FILE No. 82-2867

STOCK EXCHANGE COD SANLUIS QUARTER: 3 YEAR: 2002
SANLUIS CORPORACION , S. A. DE C. V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS
- DETERMINED INCOME
+ DEDUCTED WORKER'S PROF
- DETERMINED WORKER
- DETERMINED RFE
- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1996**	0.00
Number of shares Outstanding at the Date of the NFEA : (Units)	238,469,568.00

FILE No. 82-2867

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **2** YEAR: **2000**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2001**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD SANLUIS QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: 0
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF 0

FISCAL EARNINGS: 0

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: 0

DETERMINATED RFE OF THE FISCAL YEAR 0

- INCOME TAX (DEFERED ISR):

NFER FROM THE PERIOD 0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVI
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **3** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

ING. JUAN CARROLL DE LA TORRE HENSON
DIRECTOR DE FINANZAS CORPORATIVAS

MEXICO, D.F., AT OCTOBER 24 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2002 14:50

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-58-00
FAX: 5-202-6604 **AUTOMATICO:** X
E-MAIL: sanluis@sanluiscorp.com.mx
DIRECCION DE INTERNET: www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SCO960314EE3
DOMICILIO MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604
E-MAIL: amadero@sanluiscorp.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

FILE No. 82-2867

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2002 14:50

TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458
E-MAIL:	asantamarina@s_s.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRIMER PROSECRETARIO
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2002 14:50

COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE**SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

LAS CIFRAS REPORTADAS AL 30 DE SEPTIEMBRE DE 2002, SANLUIS INCORPORO LOS EFECTOS INTEGRALES DE LA REESTRUCTURA DE SU DEUDA (VER NOTA 7)

LAS CIFRAS AL 30 DE SEPTIEMBRE DE 2001 (TRIMESTRE AÑO ANTERIOR) INCLUYE LOS RESULTADOS DE LA DIVISIÓN MINAS Y HENDRICKSON RASSINI

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS
r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS
s03: En la información correspondiente al ejercicio que terminó el 30 de septiembre de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $68,307 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 30 de septiembre de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 30 de septiembre de 2002 y 2001, dicha reclasificación deberá ser considerada para efectos de análisis.
s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 30 de septiembre de 2002 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo. (ver notas a los estados financieros)

r04: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $222,601 EN 2002 Y $345,012 EN 2001 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

FILE No 82-2867

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.